UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Nuvve Holding Corp.

(Name of Issuer)

COMMON SHARES, $0.0001 PAR VALUE

(Title of Class of Securities)

67079Y 100

(CUSIP Number)

Toyota Tsusho Corporation Attn: Takeshi Inoue 3-13, Konan 2-chome, Minato-ku, Tokyo 108-8208, Japan Tel: +81-50-3187-8505	Hiroki Suyama, Esq. Aaron A. Seamon, Esq. Squire Patton Boggs (US) LLP 555 Flower St, 31st Floor Los Angeles, California 90071 Tel: +1 (213) 624-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67079Y 100

1	NAMES OF REPORTING PERSON: Toyota Tsusho Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 1800-01-031731
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,499,041
	8	SHARED VOTING POWER: N/A
	9	SOLE DISPOSITIVE POWER: 1,499,041
	10	SHARED DISPOSITIVE POWER: N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,499,041
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.97%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

EXPLANATORY NOTE

This Schedule 13D/A (this “Amendment No. 2”) supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2021 and the Schedule 13D/A filed with the SEC on November 25, 2022 (the “Schedule 13D”). This Amendment No. 2 relates to common stock, par value $0.0001 per share (the “Common Stock”), of Nuvve Holding Corporation, a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

This Amendment No. 2 constitutes an exit filing for the Reporting Person as it ceased to be the beneficial owner of more than five percent of the Issuer’s total outstanding Common Stock due to an increase of outstanding Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer.

As of June 6, 2023, the Reporting Person beneficially owned an aggregate of 1,499,041 shares of Common Stock of the Issuer, which represents approximately 4.97% of the 30,158,694 shares outstanding.

No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock reported in this Statement.

The Reporting Person has not effected any transactions in the Common Stock in the past sixty days.

As of June 6, 2023, the Reporting Person ceased to be beneficial owner of more than five percent of the Issuer’s total outstanding Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2023	Toyota Tsusho Corporation

	By:	/s/ Hiroshi Tominaga
		Name:	Hiroshi Tominaga
		Title:	Member of the Board Chief Strategic Officer